

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2018

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re:** **Ambow Education Holding Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed January 5, 2018**
> **File No. 333-220207**

Dear Dr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2017 letter.

<u>We may be classified as "organization of Mainland Area" under the Act Governing Relations between the People of the Taiwan Area and the Mainland Area, page 22</u>

1. Please revise this risk factor heading to identify the risk to the company. In addition, expand the risk factor disclosure to discuss why you have chosen to operate through a company in Taiwan to conduct business in the PRC given the risks of the application of Taiwan laws regarding PRC investment and the risks of using a VIE structure.

Financial Statements

18 Disposal of Subsidiaries, page F-72

2. We note from your response to comment 5 that the RMB 33.6 million of receivables in question "were identified as part of the assets of Ambow Online transferred to the buyer" and "the *third party buyer* believed that [the third party buyer] could collect those receivables … through its own methods". It therefore appears as though the third party buyer assumed the risks and rewards of employing its *own methods* and its *own efforts* to collect Ambow Online's accounts receivables after their sale/transfer to that third party. Consequently your recovery of the carrying value of those receivables came to be dependent upon their sale to/assumption by the third party, and not in the ordinary course of your business. We also note that you had previously charged these receivables off in your ordinary course of business. Accordingly, it appears to us that it is not appropriate to reverse such previously charged-off receivables as a result of the subsequent sale of the net assets of Ambow Online to the buyer.

9. Loan Receivable, page F-68
12. Short-Term Borrowing From Third Party, page F-69

3. We note from your response to comment 7 that the third party lender of your $6.0 million borrowing and the third party borrower to whom you lent RMB 42.7 million were willing to enter into these lending/borrowing transactions because of their bilateral *business relationships*. We also note that the RMB 42.7 million you remitted to one third party serves as collateral for the $6.0 million you borrow from the other. Clarify for us the relationships, between your borrower and lender. Describe for us such agreements, understandings and contractual terms between the third parties upon which the collateral is provided and the borrowing and lending entered into.

Exhibit 5.1 – Legal Opinion

4. We note the revisions to counsel's opinion, including counsel's definition of "non-assessable" and the addition of the third assumption. As counsel cannot opine that the shares being registered are non-assessable based upon the meaning of that term under U.S. law, please have counsel revise its opinion to reflect this fact. In addition, provide disclosure in the prospectus that explains the potential assessability of the shares being offered.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications